Exhibit 99.1

NEWS RELEASE

Endeavour Silver Production Growth Continues in Third Quarter, 2012;
Produces 1,137,883 oz Silver (Up 33%) and 11,754 oz Gold (Up 139%);
_____________________________________________________________________________

Vancouver, Canada – October 15, 2012 - Endeavour Silver Corp. (TSX: EDR, NYSE: EXK, Frankfurt: EJD) announces that the Company’s silver and gold production from the Company’s three operating silver mines in Mexico, the Guanacevi Mine in Durango State and the Bolanitos and El Cubo Mines in Guanajuato State, continued to climb in the Third Quarter, 2012.

Mine expansions at Guanacevi and Bolanitos combined with the recent acquisition of El Cubo pushed silver production up 33% to 1,137,883 ounces (oz) and gold production up 139% to 11,754 oz compared to the Third Quarter, 2011.  Revenues were up 34% to US$51.9 million due to the higher metal production and the partial sale of bullion inventory, offset by lower metal prices in Q3, 2012 compared to Q3, 2011.

Production Highlights of Third Quarter 2012 (Compared to Third Quarter 2011)

•	Silver production increased 33% to 1,137,883 oz
•	Gold production rose 139% to 11,754 oz
•	Silver and equivalents production escalated 56% to 1.73 million oz (at a 50:1 silver: gold ratio)

•	Revenues jumped 34% to $51.9 million on sales of 1,294,241 silver oz and 8,984 gold oz
•	Realized silver price fell 29% to $28.72 per oz sold
•	Realized gold price fell 3% to $1,637 per oz sold
•	Bullion held in inventory at quarter-end included 425,746 oz silver and 4,344 oz gold
•	Concentrate held in process at quarter-end included 347,044 oz silver and 5,384 oz gold

Production Table for Third Quarter 2012

Mine	Tonnes Produced	Tonnes per day	Grade Ag gpt	Grade Au gpt	Recovery Ag %	Recovery Au %	Silver Oz	Gold Oz
Guanacevi	108,343	1,178	227	0.87	75.7	88.0	598,285	2,667
Bolanitos	117,271	1,275	148	2.39	77.7	81.7	433,388	7,363
El Cubo (1)	80,550	1,007	92	1.42	44.6	46.9	106,260	1,724
Consolidated	306,164	2,230	161	1.49	74.4	76.7	1,137,883	11,754

Note (1):  Endeavour closed the acquisition of the El Cubo mine on July 13 and all ore in process at the two plants prior to that day was attributed to Aurico Gold.  Since the residence time in the two plants is approximately 2 ½ weeks, it took until the beginning of August for the first silver and gold production by Endeavour to report to dore bars.  Therefore, the Company is effectively reporting only two months of metal production for the Third Quarter 2012.   Management estimates that 71,200 oz silver and 1,000 oz remain in circuit at the Las Torres and El Cubo plants from Q3 production and will therefore report to Q4 production. Accounting for these ounces, silver and gold recoveries are expected to average around 75% on the 80,550 tonnes mined and processed at El Cubo in Q3.

The 2012 turn-around at El Cubo is well underway, with the focus initially on increasing the ore grades delivered to the plants.  When Endeavour took possession of El Cubo on July 13, the production grades were less than 100 grams per tonne (gpt) silver equivalents (using a silver: gold ratio of 50:1).  By the end of September, the production grades had risen to around 180 gpt silver equivalents as a result of management’s initiatives to reduce dilution.  However, the reserve grades average about 270 gpt silver equivalents so there is still significant opportunity to increase the production grades further in 2013.

The 2012 mine expansion at Guanacevi from 1,000 tonnes per day (tpd) to 1,200 tpd was completed in July ahead of schedule and under budget and the plant is now processing 1,300 tpd, well in excess of its newly rated capacity.  Silver grades dipped in Q3 but gold grades were higher than expected, both due to the mining of deeper ores at the Porvenir Norte mine and to the less than planned production from the Porvenir Cuatro mine.  These two mines should return closer to plan in Q4.

The 2012 mine expansion at Bolanitos from 1,000 tpd to 1,600 tpd is well underway, the plant is now processing 1,300 tpd, and the mine expansion is on track for completion on or before year-end.

Endeavour Silver Corp. plans to release its Third Quarter, 2012 financial results on Tuesday November 6, 2012 prior to the market open.  A conference call to discuss the results will be held at 10:00 AM Pacific Time (1:00 PM Eastern Time) on Wednesday November 7, 2011. To participate in the conference call, please dial the following:

•	1-800-319-4610 Canada and USA (Toll-free)
•	604-638-5340 Vancouver
•	1-604-638-5340 Outside of Canada & USA
•	No passcode is necessary

A replay of the conference call will be available by dialing 1-800-319-6413 in Canada & USA (Toll-free) or 1- 604-638-9010 outside of Canada and USA. The required pass code is 4890 followed by the # sign.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

BRADFORD COOKE
CEO and Director

About Endeavour Silver Corp. - Endeavour Silver is a premier mid-tier silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted seven consecutive years of growing silver production, reserves and resources. The organic expansion programs now underway at Endeavour's three operating silver mines in Mexico combined with its strategic acquisition and exploration programs should facilitate Endeavour's goal to become the next premier senior silver mining company.

Contact Information - For more information, please contact:
Lana McCray, Manager, Corporate Communications
Toll free: (877) 685-9775
Tel: (604) 685-9775
Fax: (604) 685-9744
Email: lmccray@edrsilver.com
Website: www.edrsilver.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding Endeavour’s anticipated performance in 2011, including revenue, cash cost and capital cost forecasts, silver and gold production, timing and expenditures to develop new silver mines and mineralized zones, silver and gold grades and recoveries, cash costs per ounce, capital expenditures and sustaining capital  and the use of the Company’s working capital. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others: fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and U.S. dollar); fluctuations in the price of consumed commodities, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, reliability of calculation of mineral reserves and resources and precious metal recoveries, diminishing quantities or grades of mineral reserves as properties are mined; the ability to successfully integrate acquisitions; risks in obtaining necessary licenses and permits, global market events and conditions and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.